Exhibit 99.2

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST PHOSPHATE CORP.

FOR THE THREE AND SIX MONTHS ENDED AUGUST 31, 2026 AND 2025

This management’s discussion and analysis (“MD&A”) covers the consolidated financial statements of First Phosphate Corp. (the “Company” or “First Phosphate”) for the period ended August 31, 2026 and for the comparable period ended August 31, 2025. This MD&A should be read in conjunction with the condensed interim consolidated financial statements and notes thereto as at and for the period ended August 31, 2026 and August 31, 2025 (the “Interim Financial Statements”). The information contained in this report is current to October 15, 2026 and has been approved by the Company’s board of directors (the “Board”).

This discussion should be read in conjunction with the Company’s audited annual financial statements for the years ended February 28, 2026 and February 28, 2025, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. The Company’s financial statements and the financial information contained in the MD&A are prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee.

The Company’s certifying officers are responsible for ensuring that the condensed interim consolidated financial statements and MD&A do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made. The Company’s officers certify that the condensed interim consolidated financial statements and MD&A fairly present, in all material respects, the financial condition, result of operations and cash flows, of the Company as of the date hereof.

The Board approves the condensed interim consolidated financial statements and MD&A and ensures that the Company’s officers have discharged their financial responsibilities. The Board’s review is accomplished principally through the Audit Committee, which reviews and approves all financial reports prior to filing.

Additional information related to the Company is available on SEDAR+ at www.sedarplus.com.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company was incorporated in British Columbia on September 18, 2006. On June 29, 2022 the Company filed articles of amendment with the Province of British Columbia changing its name from First Potash Corp. to First Phosphate Corp. The address of the Company’s head office is 181 Bay St. Ste 4400, Toronto, ON M5J 2V8 and the address of its registered and records office is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7.

First Phosphate is a mineral exploration and development and clean technology company dedicated to building and reshoring a vertically integrated mine-to-market supply chain for the production of lithium iron phosphate (“LFP”) batteries in North America. Target markets include energy storage, data centers, robotics, mobility, and national security. First Phosphate's flagship Bégin-Lamarche property (the “Bégin-Lamarche Property”), located in Saguenay-Lac-Saint Jean, Québec, Canada, represents a rare North American igneous phosphate resource producing high purity phosphate characterized by very low levels of impurities. Since May 2022 the Company has been in the business of acquiring, exploring and developing igneous anorthosite rock mineral properties in the Saguenay-Lac-St-Jean Region of Quebec. The Company currently holds a number of royalty free Exclusive Exploration Rights, or EER, in the region of Saguenay-Lac-St-Jean. Within these holdings, the Company has two primary properties for the purpose of exploration and future development being the Bégin-Lamarche Property and the Lac à l'Orignal property (the “Lac à l'Orignal Property”), as well as a series of staked claims within 250km of the Port of Saguenay (the “Bluesky Areas”, and collectively, the “Areas”). None of the Properties have generated revenues to date.

The Company’s mining exploration properties are located in Quebec, a North American electrification industry hub. The properties are strategically located in proximity to the Chicoutimi – Jonquiere population centre, Quebec’s 5th largest population centre, with a skilled industrial workforce. The Saguenay-Bagotville Airport is within approximately 77km from the Bégin-Lamarche Property, with daily flights to Montreal. The Company has road access to the deep-sea Port of Saguenay for international shipment of its concentrates as well as the ability to build industrial facilities at the Port of Saguenay. Clean Quebec Hydro is present in the vicinity of many of the Company’s mining claims as well as at the Port of Saguenay. The Company’s flagship Bégin-Lamarche Property as well as the Lac à l’Orignal Property are located on four-season, heavy haul gravel roads connected to a paved provincial highway and to the Port of Saguenay.

In addition to its core extraction development activities, the Company is simultaneously identifying and evaluating downstream phosphate processing opportunities. Specifically, the Company is currently working towards the development of a 190,000 tonne per annum phosphoric acid plant (the “Phosphoric Acid Plant”), and an Iron Phosphate pre-CAM/LFP CAM plant (“First Saguenay”, and collectively, the “Proposed Downstream Facilities”). The Proposed Downstream Facilities are in the planning and development stages.

Industry Developments

The global LFP battery market size was USD 19.07 billion in 2024 and is projected to reach USD 124.42 billion by 2032 at a compound annual growth rate of 25.6%. Fortune Business Insights™ has mentioned these insights in its research report, titled, “Lithium Iron Phosphate Battery Market Size, Share & Industry Analysis, 2024-2032.”

Changes in Share Capital

a)	On March 11, 2026, the Company issued 300,000 common shares on the exercise of 300,000 options, at $0.40 per share, for total proceeds of $120,000. The options’ issue date value of $90,806 was reclassified upon exercise from contributed surplus to share capital.

b)	In April 2026, the Company issued 2,448,939 common shares, at $1.25 per share, on the exercise of 2,448,939 warrants, for total proceeds of $3,061,174. The warrants’ issue date value of $116,986 was reclassified upon exercise from contributed surplus to share capital.

c)	In June to July 2026, the Company issued an aggregate of 7,238,070 flow-through shares at a price of $2.00 per share for gross proceeds of $14,476,140, with a flow-through premium deduction of $2,966,923, and 1,611,075 units at a price of $2.00 per unit for gross proceeds of $3,222,150. Each unit comprised one common share and one common share purchase warrant, with each warrant exercisable for one common share at a price of $2.50 until December 31, 2026, subject to an accelerated expiry clause. The warrants issued as part of the units were valued using the residual method at an aggregate of $655,069. In connection with the issuances, the Company paid $168,881 in cash finders’ fees and issued 330,960 compensation shares with an aggregate fair value of $531,640, based on the fair market value of the common shares on the respective issuance dates, and 415,400 compensation warrants with an aggregate fair value of $60,567, computed using the Black-Scholes pricing model. The compensation warrants are exercisable at $2.50 per common share until December 31, 2026, subject to an accelerated expiry clause.

d)	On July 10, 2026, the Company issued 16,475 common shares upon the exercise of Restricted Share Units (“RSUs”), following the cancellation of 30,525 RSUs held by a consultant and the accelerated vesting of the remaining 16,475 RSUs. The RSUs' grant date fair value of $16,310 was reclassified upon exercise from contributed surplus to share capital.

e)	On August 25, 2026, the Company issued 300,000 common shares on the exercise of 300,000 options, for total proceeds of $195,000. The options' issue date value of $58,432 was reclassified upon exercise from contributed surplus to share capital.

f)	On August 31, 2026, the Company issued 975,134 common shares upon the exercise of RSUs vested to directors, management and consultants. The RSUs' grant date fair value of $970,616 was reclassified upon exercise from contributed surplus to share capital.

Other Events

March 1, 2026: On March 1, 2026, the Company granted 1,975,000 RSUs to directors, management and consultants. The RSUs vest as follows: (i) 987,500 on August 31, 2026; and (ii) 987,500 on February 28, 2027.

March 4, 2026: The Company finalized an agreement for a $16.7 million non-repayable contribution from the Government of Canada through Natural Resources Canada (“NRCan”) Global Partnerships Initiative (the “NRCan Grant”) to support technical and engineering studies to validate the production of phosphate concentrate.

March 31, 2026: An officer of the Company was granted 300,000 options. The options vest at the rate of 25% every 6 months for two years following the date of grant. The options expire on December 29, 2028.

March 31, 2026: Gilles Laverdière retired as Chief Geologist of the Company and was succeeded by Steeve Lavoie, who was appointed effective April 1, 2026.

April 2026: 2,169,911 warrants with an exercise price of $1.25 expired unexercised.

June 17, 2026: The Company formalized international investment and offtake agreements under the Critical Minerals Resilience and Production Alliance at the 52nd G7 Summit in Évian, France and received letters of interest from export credit agencies, financial institutions and industrial partners.

July 10, 2026: The Company cancelled 30,525 RSUs held by a consultant following the consultant's resignation and accelerated the vesting of 16,475 RSUs. On the same day, the Company issued 16,475 common shares upon the exercise of 16,475 RSUs. On July 12, 2026, the Board approved an extension of the expiry date of stock options held by the former consultant to the date that is one year after the Date of Termination on July 7, 2026, in accordance with the Company's Omnibus Equity Compensation Plan.

July 10, 2026: Peter Kent was appointed as a director of the Company. The Company granted Mr. Kent: (a) 51,134 RSUs that vest as follows: (i) 11,134 on August 31, 2026, and (ii) 40,000 on February 28, 2027; and (b) 300,000 options with an exercise price of $2 per share. The options vest at the rate of 25% every 6 months for two years following the date of grant and expire on December 29, 2028.

July 27, 2026: The Company's Bégin-Lamarche Property was selected for "Filon" support status by the Québec Ministry of Natural Resources and Forests ("MRNF").

July 27, 2026: The Company executed two non-repayable contribution agreements with NRCan under the First and Last Mile Fund (“CMIF”) program. The first agreement supports the electrical transmission line for the sustainable exploitation of the Begin-Lamarche phosphate deposit and provides a contribution equal to the lesser of 50% of total eligible project expenditures and $3,071,587, for eligible expenditures incurred between April 1, 2026 and March 31, 2030. The second agreement supports the road infrastructure for the same deposit and provides a contribution equal to the lesser of 50% of total eligible project expenditures and $1,771,350, for eligible expenditures incurred between April 1, 2026 and March 31, 2029.

August 10, 2026: The Company's Level 2 American Depositary Receipts ("ADRs") commenced trading on the Nasdaq Global Market under the ticker symbol "PHOS", with each ADR representing ten common shares.

Subsequent Events

September 1, 2026: The Company cancelled 61,500 RSUs held by a consultant.

September 2, 2026: The Company incorporated a wholly owned subsidiary, 1606684 B.C. Ltd.

September 9, 2026: The Company acquired a cottage and related leasehold rights located in Québec for consideration of $324,273.

PROJECT DEVELOPMENT PLANS AND MINERAL PROPERTIES

Bégin - Lamarche Property:

Overview

The Bégin-Lamarche Property is the Company's flagship phosphate development asset located in the Saguenay-Lac-Saint-Jean region of Québec. The project is supported by an updated mineral resource estimate, dated effective May 1, 2026 (the “Updated Bégin-Lamarche MRE”), and a preliminary economic assessment (the “Bégin-Lamarche PEA”), dated effective December 4, 2024, which evaluated a potential open-pit phosphate concentrate operation. The Bégin-Lamarche Property remains the principal focus of the Company's exploration and development activities.

The Deposit is located next to existing road and hydroelectric infrastructure and only 70km driving distance from the deep-sea Port of Saguenay. The deposit benefits from definitive, long-term, partially prepaid offtake from an existing, creditworthy partner. Apatite (phosphorus, phosphate) is listed on the critical minerals lists of Québec, Canada, the United States and the European Union.

The Updated Bégin-Lamarche MRE concludes that the Bégin-Lamarche Property phosphate deposit (the “Deposit”) contains a significant phosphate Mineral Resource that is associated with well-defined oxide-apatite peridotite (OAP) intrusions within the large Lac-Saint-Jean anorthosite suite. The phosphate deposit is comprised of four mineralized zones which are continuous, only separated by faults within the Deposit and extend over a length of 2,750 m (Figure 1). The Mountain Zone is a single phosphate-bearing mass having a diameter of up to 200 m and a length of 250 m. The Northern zone is comprised of four phosphate layers ranging from 30 m to 200 m in thickness and a length of 625 m. The Central Zone bears eight phosphate layers, one of them having up to 50 m in thickness and extending to 900 m. The Southern Zone bears three phosphate layers, one of them having up to 125 m in thickness and extending to 725 m. The following are among the reported results from the Updated Bégin-Lamarche MRE:

●	Measured pit-constrained Mineral Resource: 6.2 Mt @ 7.70% P2O5 (phosphate).

●	Indicated pit-constrained Mineral Resource: 198.5 Mt @ 6.00% P2O5.

●	Inferred pit-constrained Mineral Resource: 89.5 Mt @ 6.16% P2O5.

●	The Deposit remains open at depth.

●	Metallurgical test work indicates an anticipated apatite concentrate grade of 40.4% P2O5 at an 88% process recovery rate, with very low levels of potentially deleterious elements, and has been qualified for production of battery-grade phosphoric acid for lithium iron phosphate (“LFP”) battery with a conversion ratio of 91.1%.

The results of the Bégin-Lamarche PEA were based on a Mineral Resource Estimate that included phosphate, iron (magnetite) and titanium resource calculations. More precisely, the economics of the Bégin-Lamarche PEA considered only phosphate and magnetite processing and not titanium processing. Furthermore, the Updated Bégin-Lamarche MRE included only a phosphate Mineral Resource calculation and not any iron (magnetite) and titanium Mineral Resource calculations. For this reason, if an updated Bégin-Lamarche PEA were prepared today using the Updated Bégin-Lamarche MRE and its corresponding resource calculations, the economic and operational results would differ from those presented in the existing Bégin-Lamarche PEA. This would be a result of, amongst other things, the removal from the financial model of any magnetite processing stream, and its projected revenues and associated operational expenditures. The Company does not believe the net economic impact from the removal of a magnetite processing stream to be material to the overall project economics of the Bégin-Lamarche Property. Lastly, the processing of a phosphate stream remains unaffected and not contingent upon, the processing of a magnetite or a titanium stream.

Development Plan

The Board has determined that the Mineral Resource at the Bégin-Lamarche Property is sufficiently well defined to commence the preparation of a Feasibility Study on the property with an targeted completion date of calendar Q1, 2027.

Activities During the Period

During the six months ended August 31, 2026, the Company continued exploration and technical programs including drilling activities and associated geological and technical work. On May 26, 2026, the Company announced the Updated Bégin-Lamarche Property MRE.

Project Expenditures and Advancement

Mining exploration and metallurgy expenditures attributable to the Bégin-Lamarche Property totaled $12,924,219 during the six months ended August 31, 2026. These expenditures related principally to drilling activities and associated mineralogy to advance geological understanding of the resources.

Next Steps

For the next 12 months, the Company estimates a spending of $5,906,890 for engineering and other activities related to the preparation of the Feasibility Study, and permitting (net of non-dilutive governments contributions). These expenditures are expected to be funded from the Company’s current working capital. The Company has not budgeted additional amounts for exploration or drilling activities on or related to the Bégin-Lamarche Property.

Lac à l’Orignal Property:

Overview

The Lac à l'Orignal Property is a phosphate project located in Québec that is subject to a preliminary economic assessment dated effective July 25, 2023 (the “Lac à l’Orignal PEA”). The Lac à l’Orignal PEA provides a viable case for developing the property by open pit mining for the primary production of a phosphate concentrate and secondary recovery of magnetite and ilmenite concentrates. The Lac à l’Orignal PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be classified as Mineral Reserves. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Development Plan

The Company intends to maintain the Lac à l'Orignal Property while prioritizing exploration and development resources toward the Bégin-Lamarche Property and the Bluesky Areas.

Activities During the Period

For the six months ended August 31, 2026, expenditures associated with the Lac à l'Orignal Property totaled $14,403. No significant exploration or development milestones were disclosed during the period.

Project Expenditures and Advancement

The Company intends to expend all maintenance amounts necessary to maintain its interests in the Lac à l'Orignal Property until a decision is made regarding any future developments on the property.

Next Steps

The Company has not had any material development milestones or significant exploration programs for the Lac à l'Orignal Property beyond ongoing evaluation and maintenance activities.

Bluesky Areas:

Overview

The Bluesky Areas consist of a series of staked claims areas within 250 km or less from the Port of Saguenay, Quebec.

Development Plan

The Company's objective during the period was to evaluate the exploration potential of different Bluesky areas through prospecting and drilling activities. The Company will allocate additional amounts for ongoing surface sampling, prospecting and other forms of reconnaissance as deemed appropriate from time to time.

Activities During the Period

During the six months ended August 31, 2026, the Company incurred $633,367 of expenditures relating primarily to prospecting and drilling activities in the Bluesky areas. These expenditures supported exploration assessment of the areas and the evaluation of its future development potential.

Project Expenditures and Advancement

The exploration work completed during the period enabled management to evaluate the areas’ relative strategic importance within the Company's broader portfolio of phosphate assets.

Next Steps

The Company estimates a spending of $4.7 million for the exploration of these areas. Additional expenditures and milestones will be determined on an ongoing basis upon receipt and analysis of results from initial geological activities.

Proposed Downstream Facilities

Phosphoric Acid Plant:

Overview

The proposed Phosphoric Acid Plant forms part of the Company's long-term downstream processing strategy. The Company is evaluating development of a phosphoric acid production facility.

Development Plan

The Company has entered into an industrial land option agreement with the Port of Saguenay (the “Port”) for the site of the development of its downstream Phosphoric Acid Plant. Under this agreement, First Phosphate has the exclusive right to enter into a definitive land lease with the Port by December 31, 2027, subject to various financial and development milestones. The Phosphoric Acid Plant is to use advanced clean technology from Prayon Technologies and be implemented by international engineering firm Ballestra Spa.

Activities During the Period

The Company continued evaluating the proposed Phosphoric Acid Plant as part of its downstream phosphate processing strategy. The Company satisfied the first condition under the option with Port of Saguenay by raising US $15 million, prior to June 30, 2026, dedicated to the development of its apatite mine and a phosphoric acid plant (the “Project”).

Project Expenditures and Advancement

No material project-specific expenditures were incurred during the period. The Phosphoric Acid Plant remains in the evaluation and planning stage.

Next Steps

The company is weighing the next steps for the feasibility studies required for the development of these facilities.

First Saguenay Project:

Overview

The First Saguenay Project forms part of the Company's strategy to participate in the North American lithium iron phosphate battery supply chain through downstream phosphate processing activities. Funding costs for the complete facility were estimated at US$70 million in September 2024.

Development Plan

The Company is currently waiting for clarity on the impact of the North American trade-tariff situation and other geopolitical factors before assessing further deployment timelines and rollout plans.

Activities During the Period

The Company continued evaluating the First Saguenay Project as part of its downstream phosphate processing strategy. Management continued assessing project timing, financing alternatives and development options in the context of broader economic uncertainties.

Project Expenditures and Advancement

No material project-specific expenditures were incurred during the period. The project remains in the evaluation and planning stage.

Next Steps

The development of the project plan remains subject to management’s assessment of broader project development considerations including geopolitical and economic factors. There is currently no timeline for the advancement of the project.

The Company’s mineral exploration and development activities, and the construction and operation of the Proposed Downstream Facilities are subject to many conditions and uncertainties including in relation to financing and approvals. Funding and approval discussions for the Proposed Downstream Facilities are ongoing. There is no guarantee that the Company will be successful in obtaining any or all of the requisite funding consents, permits or approvals, regulatory or otherwise, for its proposed mineral exploration, development and extraction, or for either of the Proposed Downstream Facilities. See “Risk Factors”.

RESULTS OF OPERATIONS

For the three months ended August 31, 2026

The following analysis of the Company’s operating results for the three months ended August 31, 2026 includes a comparison against the three months ended August 31, 2025.

Revenue:

The Company has no active business operations that generate revenue.

Expenses:

Mining exploration and metallurgy expenses for the three months ended August 31, 2026 were $7,365,756 compared to $1,463,750 for the three months ended August 31, 2025. The expenses mainly related to its latest drill program at the Bégin-Lamarche Property. For the period, the Company recognized tax credits related to resources for $130,677 (2025 - $329,657) due from the Government of Quebec for qualified exploration expenditures incurred in Quebec. The tax credits have been recognized as a reduction of the related expenses.

Professional fees for the three months ended August 31, 2026 were $157,622 compared to $100,480 for the three months ended August 31, 2025. The professional fees are comprised of the following:

	For the three months ended August 31, 2026 $	For the three months ended August 31, 2025 $
Legal fees	30,492	10,855
Accounting fees	44,250	37,900
Research analysts	(60,803)	—
Capital markets consultants	34,381	—
Consulting fee expense	74,518	45,749
Audit fee	34,784	5,976
	157,622	100,480

The increase in legal, audit and accounting fees is due to the increase in the level of activities that require engaging the services of the respective professionals. The decrease in research analysts expenses is due to reclassification of these expenses under business development. The increase in other professional fees is due to the increase in the level of market research activities for the period.

Business development expenses for the three months ended August 31, 2026 were $2,674,926 compared to $143,083 for the three months ended August 31, 2025. The increase in business development expense is due to the increase in the level of business development activities for the period and is associated with the Company’s listing of American depositors receipts on the Nasdaq Stock Exchange.

Salaries and benefits expenses for the three months ended August 31, 2026 were $262,350 compared to $nil for the three months ended August 31, 2025. The increase in salaries and benefits is due to the increase in payroll costs for the period.

Research and development expenses for the three months ended August 31, 2026 were $426,438 compared to $nil for the three months ended August 31, 2025. The expense is related to engineering costs and feasibility studies for the period.

General administrative expenses for the three months ended August 31, 2026 were $239,345 compared to $77,391 for the three months ended August 31, 2025. The increase in general administrative expense is due to the increase in the level of travel activities, advertising, office, and IT expenses for the period.

Regulatory and compliance expenses for the three months ended August 31, 2026 were $602,900 compared to $45,724 for the three months ended August 31, 2025. The increase in regulatory expense is due to expenses related to uplisting to Nasdaq Global Market and increase in the level of financing activities for the period.

Share based compensation for the three months ended August 31, 2026 were $1,116,566 compared to $423,577 for the three months ended August 31, 2025. Share based compensation was recorded for the issuance of stock options and RSUs to directors, officers, employees, and consultants of the Company. The increase in share based compensation expense is due to the increase in the level of activity for the period.

Gain on amortization of flow through liability for the three months ended August 31, 2026 were $718,086 compared to $463,181 for the three months ended August 31, 2025. The increase is reflective of the increase in the expenditures incurred on eligible exploration and evaluation activities for the period. Amortization of the flow through liability is based on the proportion of the flow through funds spent on eligible exploration and evaluation expenses.

Interest income for the three months ended August 31, 2026 was $150,042 compared to $17,620 for the three months ended August 31, 2025. This interest relates to bank deposits and GICs.

Other income

Government grant income for the three months ended August 31, 2026 was $494,387 as compared to $nil for the three months ended August 31, 2025. This represents the grants accrued or received from NRCan and other institutions related to feasibility studies.

Loss for the period

The net loss for the three months ended August 31, 2026 was $11,510,005 as compared to $2,006,009 for the three months ended August 31, 2025. This represents an increase in net loss of $9,503,996 and is due to the items discussed above.

For the six months ended August 31, 2026

The following analysis of the Company’s operating results for the six months ended August 31, 2026 includes a comparison against the six months ended August 31, 2025.

Revenue:

The Company has no active business operations that generate revenue.

Expenses:

Mining exploration and metallurgy expenses for the six months ended August 31, 2026 were $13,571,989 compared to $2,726,356 for the six months ended August 31, 2025. The expenses mainly related to its latest drill program at the Bégin-Lamarche property. During the period, the Company recognized tax credits related to resources for $536,388 (2025 - $329,657) due from the Government of Quebec for the qualified exploration expenditures incurred in Quebec. As at August 31, 2026, the tax credits have been recognized as a reduction of the related expenses.

Professional fees for the six months ended August 31, 2026 were $477,493 compared to $192,200 for the six months ended August 31, 2025. The professional fees are comprised of the following:

	For the six months ended August 31, 2026 $	For the six months ended August 31, 2025 $
Legal fees	99,296	26,042
Accounting fees	80,406	87,600
Capital markets consultants	123,020	—
Consulting fee expense	124,045	72,582
Audit fee	50,726	5,976
	477,493	192,200

The increase in legal , audit and accounting fees is due to the increase in the level of activities that require engaging the services of the respective professionals. The increase in other professional fees is due to the increase in the level of market research activities for the period.

Business development expenses for the six months ended August 31, 2026 were $3,638,511 compared to $274,236 for the six months ended August 31, 2025. The increase in business development expense is due to the increase in the level of business development activities for the period and is associated with the Company’s listing of American depositors receipts on the Nasdaq Stock Exchange.

Salaries and benefits expenses for the six months ended August 31, 2026 were $430,542 compared to $nil for the six months ended August 31, 2025. The increase in salaries and benefits is due to the increase in payroll costs for the period.

Research and development expenses for the six months ended August 31, 2026 were $891,765 compared to $nil for the six months ended August 31, 2025. The expense is related to engineering costs and feasibility studies for the period.

General administrative expenses for the six months ended August 31, 2026 were $682,752 compared to $148,966 for the six months ended August 31, 2025. The increase in general administrative expense is due to the increase in the level of travel activities, advertising, office, and IT expenses for the period.

Regulatory and compliance expenses for the six months ended August 31, 2026 were $661,151 compared to $72,468 for the six months ended August 31, 2025. The increase in regulatory expense is due to expenses related to uplisting to Nasdaq Global Market and increase in the level of financing activities for the period.

Share based compensation for the six months ended August 31, 2026 were $2,406,412 compared to $864,968 for the six months ended August 31, 2025. Share based compensation was recorded for the issuance of stock options and RSUs to directors, officers, employees, and consultants of the Company. The increase in share based compensation expense is due to the increase in the level of activity for the period.

Gain on amortization of flow through liability for the six months ended August 31, 2026 were $862,768 compared to $823,926 for the six months ended August 31, 2025. The increase is reflective of the increase in the expenditures incurred on eligible exploration and evaluation activities for the period. Amortization of the flow through liability is based on the proportion of the flow through funds spent on eligible exploration and evaluation expenses.

Interest income for the six months ended August 31, 2026 were $246,948 compared to $30,234 for the six months ended August 31, 2025. This interest relates to bank deposits and GICs.

Other income

Government grant income for the six months ended August 31, 2026 was $2,196,511 as compared to $nil for the six months ended August 31, 2025. This represents the grants accrued or received from NRCan and other institutions related to feasibility studies.

Loss for the period

The net loss for the six months ended August 31, 2026 was $19,504,359 as compared to $3,754,347 for the six months ended August 31, 2025. This represents an increase in net loss of $15,750,012 and is due to the items discussed above.

FINANCIAL POSITION

As at August 31, 2026, the Company had total assets of $30.8 million, compared with $28.7 million as at February 28, 2026, an increase of $2.1 million. Current assets increased by $2.0 million to $26.8 million, while non-current assets increased by $74,398 to $4.0 million. Total liabilities increased by $1.0 million to $4.9 million, and shareholders’ equity increased by $1.1 million to $25.8 million.

	August 31, 2026 $	February 28, 2026 $	Change $
Cash and cash equivalents	19,949,271	20,190,457	(241,186)
Restricted cash	90,000	40,000	50,000
Amounts receivable	54,620	101,042	(46,422)
Tax credits and grants receivable	5,011,536	3,348,184	1,663,352
Prepaid expenses	1,714,630	1,093,593	621,037
Total current assets	26,820,057	24,773,276	2,046,781
Investments	173,790	169,960	3,830
Exploration and evaluation assets	3,638,061	3,591,734	46,327
Right-of-use assets	144,381	120,140	24,241
Total assets	30,776,289	28,655,110	2,121,179
Accounts payable and accrued liabilities	1,774,867	2,883,651	(1,108,784)
Flow-through share premium liability	2,286,955	182,800	2,104,155
Lease liabilities	89,475	38,878	50,597
Total current liabilities	4,151,297	3,105,329	1,045,968
Lease liabilities	39,926	60,451	(20,525)
Bridge loan	747,246	726,213	21,033
Total liabilities	4,938,469	3,891,993	1,046,476
Working capital	22,668,760	21,667,947	1,000,813
Shareholders' equity	25,837,820	24,763,117	1,074,703

Assets

Current assets increased by $2.0 million, primarily due to a $1.7 million increase in tax credits and government grants receivable and a $0.6 million increase in prepaid expenses. The increase in tax credits and grants receivable reflects the recognition of additional refundable mining tax credits and government contributions associated with qualifying exploration, engineering and feasibility activities. The increase in prepaid expenses reflects costs paid in advance for activities to be carried out after August 31, 2026. These increases were partially offset by a $0.2 million decrease in cash and cash equivalents and a $46,422 decrease in amounts receivable.

Non-current assets increased by $74,398 to $4.0 million. Exploration and evaluation assets increased by $46,327 due to new claims staked in the Bluesky areas. The net increase in non-current assets also reflected a $24,241 increase in right-of-use assets and a $3,830 increase in long-term investments.

Liabilities

Total liabilities increased by $1.0 million. Accounts payable and accrued liabilities decreased by $1,108,784 to $1,774,867, reflecting the settlement and timing of supplier and accrued obligations. This decrease was more than offset by a $2.1 million increase in the flow-through share premium liability arising from flow-through financings completed during the period, net of amortization recognized as eligible expenditures were incurred. Lease liabilities increased by $30,072, while the bridge loan increased by $21,033.

Working capital

Working capital increased by $1.0 million to $22.7 million from $21.7 million. The improvement primarily reflects the June and July 2026 equity financings and the increase in recognized tax credits and government grants receivable, partially offset by cash used to fund the Company’s exploration, development and corporate activities during the six months ended August 31, 2026.

Shareholders' equity

Shareholders’ equity increased by $1.1 million to $25.8 million. Capital stock increased by $18.5 million, primarily because of equity financings and warrant and option exercises, and contributed surplus increased by $1.9 million, mainly from share-based compensation and warrant-related amounts. These increases were partially offset by the net loss of $19.5 million for the six months ended August 31, 2026. Shares to be issued increased by $0.2 million.

CASH FLOW ANALYSIS

For the six months ended August 31, 2026, cash and cash equivalents decreased by $0.2 million to $19.9 million, compared with an increase of $5.7 million to $7.6 million for the six months ended August 31, 2025. The current-period decrease reflects $21.1 million of cash used in operating activities and $46,599 used in investing activities, substantially offset by $20.9 million provided by financing activities.

	For the six months ended August 31, 2026 $	For the six months ended August 31, 2025 $	Change $
Operating activities	(21,073,614)	(5,419,317)	(15,654,296)
Investing activities	(46,599)	—	(46,599)
Financing activities	20,879,027	11,136,400	9,742,627
Net change in cash	(241,186)	5,717,082	(5,958,268)
Cash at end of period	19,949,271	7,590,632	12,358,639

Operating activities

Net cash used in operating activities was $21.1 million for the six months ended August 31, 2026, compared to $5.4 million for the six months ended August 31, 2025. The increase in cash used primarily reflects the higher net loss and expanded exploration, metallurgy, engineering, feasibility, business development and corporate activities during the current period. The net loss of $19.5 million was adjusted for non-cash items, including $2.4 million of share-based compensation, $0.2 million of shares issued for exploration activities, depreciation and interest expense, partially offset by $0.9 million of flow-through share premium amortization and a foreign exchange gain.

Changes in non-cash working capital increased cash used in operations. Tax credits and government grants receivable increased by $1.7 million, prepaid expenses increased by $0.6 million, accounts payable and accrued liabilities decreased by $1.1 million, and restricted cash increased by $50,000. These outflows were partially offset by a $46,422 decrease in other receivables.

Investing activities

Net cash used in investing activities was $46,599 for the six months ended August 31, 2026, compared to $nil for the six months ended August 31, 2025. The current-period amount related to new claims staked in the Bluesky areas and a payment associated with right-of-use assets.

Financing activities

Net cash provided by financing activities was $20.9 million for the six months ended August 31, 2026, compared to $11.1 million for the six months ended August 31, 2025. Current-period inflows comprised $17.7 million of proceeds from the issuance of units and shares, $3.1 million from warrant exercises and $0.3 million from option exercises, partially offset by $168,881 of share issuance costs and $26,556 of lease liability payments.

Relationship between expenditures and project advancement

The principal project-related use of cash for the six-month period was the expansion of exploration and metallurgy activities. Expenditures of $12.9 million at the Bégin-Lamarche Property related primarily to drilling activities intended to provide geological and technical information for metallurgical evaluation and the Board’s consideration of the next project stage. Research and development expenditures of $0.9 million related to engineering costs and feasibility studies supporting the Company’s project and downstream development plans. The Company also incurred $0.7 million on prospecting and drilling at the Bluesky areas.

SUMMARY OF QUARTERLY RESULTS

The following quarterly financial data is derived from the financial statements of the Company as at and for the three-month periods ended on the dates indicated below. The information should be read in conjunction with the Company’s condensed interim consolidated financial statements and the accompanying notes thereto.

	Aug 31/26 $	May 31/26 $	Feb 28/26 $	Nov 30/25 $
Total assets	30,776,289	25,851,034	28,655,110	25,126,133
Working capital	22,668,760	18,402,219	21,667,947	20,100,795
Shareholders' equity	25,837,820	21,486,048	24,763,117	23,890,844
Net loss for the 3 months then ended	(11,510,005)	(7,994,354)	(13,910,544)	(5,777,828)
Loss per share	(0.06)	(0.04)	(0.08)	(0.04)

	Aug 31/25	May 31/25	Feb 28/25	Nov 30/24
	$	$	$	$
Total assets	14,682,668	8,735,500	7,452,772	5,501,795
Working capital	10,655,163	4,404,131	2,631,423	976,476
Shareholders' equity	14,418,439	8,167,351	6,391,331	5,065,493
Net loss for the 3 months then ended	(2,006,009)	(1,748,338)	(1,539,649)	(1,681,986)
Loss per share	(0.02)	(0.02)	(0.02)	(0.02)

LIQUIDITY AND CAPITAL RESOURCES

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company currently does not generate revenue. It has incurred losses and negative cash flows from operations since inception. To maintain or adjust the capital structure, the Company may attempt to issue new shares. The Company intends to raise capital by future financings and non-dilutive options. There is no guarantee that additional financing or non-dilutive options will be available or that it will be available on terms acceptable to management of the Company. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing. If the Company is not successful in raising sufficient capital, the Company may have to curtail or otherwise limit its operations. See “Risk Factors” of this MD&A.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

Management reviews the capital structure on a regular basis to ensure that the above objectives are met. There have been no changes to the Company’s approach to capital management during the period ended August 31, 2026. The Company is not subject to externally imposed capital requirements.

As of August 31, 2026, the Company had $19,949,271 in cash and cash equivalents, $90,000 in restricted cash, $5,011,536 of current government receivables and $2,651,514 in financial liabilities. As of the date of this MD&A, the Company had cash and current receivables of $21,832,725. This is comprised of $17,471,461 of cash, $90,000 of restricted cash and $4,271,264 of current government receivables.

During the six months ended August 31, 2026, the Company completed equity financings generating aggregate gross proceeds of $17,698,290 and received $3,376,174 from warrant and option exercises. These financings strengthened the Company's working capital position and supported its exploration, development and corporate activities.

Use of Proceeds Assuming No Additional Financing

As of the date of this MD&A, the Company intends to use its financial resources for the advancement of the objectives and milestones outlined below over the next 12 months.

Category	Expense

Professional Fees (Audit, Accounting, Legal)	$493,000
Public Company Costs	$496,900
General and Administration Expenses	$2,544,000
Business Development, Public Relations, Conferences	$1,800,000
Engineering, Feasibility, Permitting	$5,906,890
Exploration & Metallurgical Activities	$4,698,200
Total	$15,938,990

The above noted allocation represents the Company’s intentions with respect to its use of available funds based on current knowledge, planning and expectations of management of the Company. Although the Company intends to expend the proceeds as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary and may vary materially from that set forth above, as the amounts actually allocated and spent will depend on a number of factors, including the Company’s ability to execute on its business plan and financing objectives. The use of proceeds table above is considered future-oriented financial information. Please see “Cautionary Statement Regarding Forward-Looking Information”.

Certain directors receive compensation primarily in securities-based consideration to assist the Company with maintaining sufficient cash flow. By adhering to the planned operating budget as set forth in the table above, the Company projects that it has the financial resources to maintain operations beyond mid 2027. The Company intends to raise capital by future financings and non-dilutive options. There is no guarantee that additional financing or non-dilutive options will be available or that it will be available on terms acceptable to management of the Company.

The Company has incurred negative operating cash flow since inception. The Company expects to use the net proceeds from the sale of securities in pursuit of objectives set out in this MD&A. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the sale of securities and/or its existing working capital to fund such negative cash flow. See “Risk Factors”.

Update and Comparison of Actual Expenditures to Budget

The Company's MD&A for the year ended February 28, 2026 and MD&A for Q1 2027 disclosed a 12-month budget of approximately $21.7 million and $18.7 million, respectively. The following events and circumstances that occurred during the period are considered to be reasonably likely to impact the Company’s budget for the balance of financial year:

-	Bégin-Lamarche Property: The Company completed drilling on the property and a feasibility study is underway reducing budgeted drilling amounts on the property. Approximately $5.9 million remains estimated for engineering, feasibility, and permitting.

-	Bluesky Areas: The Company recommenced prospecting and exploration activities of properties outside of the Bégin-Lamarche Property and the Lac à l'Orignal Property. Approximately $4.7 million of previously unallocated funds are now estimated for further exploration.

-	In August 2026, the Company’s ADRs were listed on the Nasdaq Global Market. The listing resulted in one-time fees, and increased ongoing regulatory, professional and investor relations costs.

-	The Company raised an aggregate of $17.7 million in private placement financings, $3.4 million from warrant and option exercises, and CMIF infrastructure contributions equal to the lesser of 50% of total eligible project expenditures and $4,842,937. The additional resources enabled the Company to expedite segments of its business plan resulting in increased expenditures over the period.

Category	FYE 2026 12-month budget ($)	Actual – six months ended Aug. 31, 2026 ($)	Over / (under) ($)%
Exploration & Metallurgical Activities*	7,317,306	11,575,400	4,258,094	158%
Professional fees	411,000	477,493	66,493	116%
Public company costs	202,900	661,151	458,251	326%
Business Development, Public Relations, Conferences	2,000,000	3,638,511	1,638,511	182%
General and Administration Expenses	2,256,000	1,113,294	(1,142,706)	49%
Engineering, Feasibility, Permitting	9,538,688	2,888,354	(6,650,334)	30%
Total	21,725,894	20,354,203	(1,371,691)	94%
Less: government grants	—	(2,196,511)
Net expenditures	21,725,894	18,157,692		84%

*Exploration and metallurgy excludes $1,996,589 of costs incurred related to engineering, feasibility, and permitting, which are presented in mining exploration and metallurgy in the financial statements.

In the first six months, the Company spent 94% of its 12-month budget (84% net of grants), mainly due to:

●	Exploration & Metallurgical Activities: The Company exceeded this budgeted item by $4.3 million due to expanded Bégin-Lamarche Property drilling and metallurgical testing expenditures, and the previously unbudgeted Bluesky Areas activities, funded by flow-through financings.

●	Regulatory and business development: The combined expenditures for these items exceeded budgeted amounts by $2.1 million. The original budget did not contemplate expenditures incurred in relation to the ADR uplisting to Nasdaq.

●	Engineering, Feasibility and Permitting: These expenditures largely remain budgeted to be expended in the future.

Contractual Obligations

The following table summarizes the Company's contractual obligations as at August 31, 2026, on an undiscounted basis:

Contractual Obligations	Total $	Less than 1 year $	1–3 years $	4–5 years $
Debt – bridge loan (1)	905,459	—	—	905,459
Lease liabilities (2)	129,401	89,475	39,926	—
Purchase obligations – land option fees (3)	352,890	274,299	78,591	—
Flow-through expenditure commitment (4)	11,158,458	11,158,458	—	—
Other obligations – accounts payable and accrued liabilities	1,774,867	1,774,867	—	—
Total contractual obligations	14,321,075	13,297,099	118,517	905,459

(1) The bridge loan is a €450,000 customer prepayment received under an amendment to the offtake letter of intent (LOI). It bears interest at 6% per annum. It is repayable in cash only if the Company does not proceed to production by the time the LOI expires on December 16, 2029. If the Company proceeds to production, the prepayment is recovered through purchase rebates instead of cash. The amount shown is the carrying amount of $747,246 plus interest to December 16, 2029, translated at the August 31, 2026 exchange rate.

(2) Lease liabilities cover the office sublease and two vehicle leases. The August 2026 vehicle lease includes the purchase option of about $5,000, which is included in the measurement of that lease liability.

(3) Option fees for the Phase 1 Site (298,645 m²) under the agreement with the Saguenay Port Authority, payable quarterly in advance on January 1, April 1, July 1 and October 1. The option remains conditional, unless extended, upon the Company meeting financing and plant feasibility milestones prior to December 31, 2026. If these conditions are not met, the 2027 fees would not be payable. Fees for the Phase 2 Site are payable only if that option is exercised.

(4) The Company must spend $11,158,458 of flow-through proceeds on qualifying Canadian exploration expenditures.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet transactions.

CAPITAL STOCK

The authorized capital stock of the Company is an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As at August 31, 2026, the Company had 190,419,664 common shares outstanding with share capital of $91,282,182 and as at August 31, 2025, the Company had 123,546,512 common shares outstanding with share capital of $42,148,703. As at the date of this MD&A, the Company has 190,419,664 common shares outstanding. There are no preferred shares issued or outstanding.

Omnibus Equity Incentive Plan

On August 28, 2026, Company shareholders re-approved the Company’s Omnibus Equity Incentive Plan, as amended (the “Omnibus Plan”), for a three-year term ending August 28, 2029. The Omnibus Plan provides the Company with the flexibility to grant diverse equity awards as part of its objective to attract, retain and motivate highly qualified directors, officers, employees and consultants, all granted under one plan and which allows such awards to be subject to the same administration and overall limits.

The Omnibus Plan is a “rolling” share-based compensation plan pursuant to which the aggregate number of common shares reserved for issue under the Omnibus Plan may not exceed twenty percent (20%) of the common shares issued and outstanding at the time of option or RSU grant. As at August 31, 2026, the Company had 7,650,000 common shares reserved for issuance pursuant to options grants and 942,500 common shares pursuant to RSU grants. In aggregate, the Company had 8,592,500 common shares reserved for issuance pursuant to options and RSUs granted and outstanding, representing 4.32% of the common shares outstanding on a partially diluted basis.

As of the date of this MD&A, the Company is authorized to issue up to an aggregate of 29,491,433 options and/or RSUs.

Restricted Share Units

The following details the changes in outstanding RSUs for the six months ended August 31, 2026:

Number of RSUs
Outstanding, February 28, 2025	—
Granted during the period	2,658,580
Vested and exercised during the period	(2,658,580)
Outstanding, August 31, 2025	—
Outstanding, February 28, 2026	—
Granted during the period	2,026,134
Cancelled during the period	(30,525)
Vested and exercised during the period	(991,609)
Outstanding, August 31, 2026	1,004,000

As of August 31, 2026, there were 1,004,000 RSUs outstanding.

For the six months ended August 31 2026, the Company recorded $1,484,637 of share-based compensation related to the vesting of RSUs (2025 - $771,046).

As at the date of this MD&A, the Company has 942,500 RSUs outstanding.

Options

The following details the changes in outstanding options for the six months ended August 31, 2026:

	Number of Options	Weighted Average Exercise Price $
Outstanding, February 28, 2025	8,500,000	0.37
Issued during the period	—	—
Expired during the period	(600,000)	0.65
Outstanding, August 31, 2025	7,900,000	0.35

Outstanding, February 28, 2026	7,650,000	0.72
Issued during the period	600,000	1.49
Exercised during the period	(600,000)	0.53
Outstanding, August 31, 2026	7,650,000	0.79

The following is a summary of options outstanding and exercisable as of August 31, 2026:

Expiry date	Number of options outstanding	Number of options exercisable	Exercise price $	Life remaining
December 29, 2026	150,000	150,000	0.40	0.33
April 16, 2027	250,000	250,000	0.40	0.63
July 10, 2027	150,000	150,500	0.40	0.86
December 29, 2028	1,800,000	1,800,000	0.40	2.33
December 29, 2028	4,700,000	1,175,000	0.90	2.33
December 29, 2028	300,000	—	0.98	2.33
December 29, 2028	300,000	—	2.00	2.33
	7,650,000	3,525,000

For the six months ended August 31, 2026, the Company recorded $921,775 of share-based compensation related to the vesting of options (2025 - $93,922). The fair value of options issued was determined based on the Black Scholes pricing model, with the following weighted average inputs:

Weighted Averages	2026	2025
Share price	$1.22	—
Dividend yield	Nil	—
Exercise price	$1.49	—
Risk-free interest rate	2.82%	—
Expected volatility	96.71%	—
Expected expiration	2.61	—

As at the date of this MD&A, the Company has 7,650,000 options outstanding and of which 3,600,000 options are exercisable.

Warrants

The following details the changes in outstanding warrants for the six months ended August 31, 2026:

	Number of warrants	Weighted Average Exercise Price $
Outstanding, February 28, 2025	17,239,664	0.54
Issued during the period	3,525,601	0.50
Outstanding, August 31, 2025	20,765,265	0.53

Outstanding, February 28, 2026	7,243,850	0.94
Issued during the period	2,026,475	2.50
Expired during the period	(2,169,911)	1.25
Exercised during the period	(2,448,939)	1.25
Outstanding, August 31, 2026	4,651,475	1.31

The following is a summary of warrants outstanding as at August 31, 2026:

Expiry date	Number of warrants outstanding	Number of warrants exercisable	Exercise price $	Weighted average life remaining
December 31, 2026	2,026,475	2,026,475	2.50	0.33
December 30, 2028	2,625,000	2,625,000	0.40	2.33
	4,651,475	4,651,475

As at the date of this MD&A, the Company has 4,651,475 warrants outstanding.

RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the accompanying financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board and corporate officers. They are listed below:

Related party	Relationship
John Passalacqua	Chief Executive Officer (“CEO”) and Director
Laurence W. Zeifman	Chairman and Independent Director
Bennett Kurtz	Chief Administrative Officer (“CAO”), Chief Financial Officer (“CFO”), Corporate Secretary, and Director
Peter Nicholson	Independent Director
Peter Kent	Independent Director

Remuneration attributed to key management personnel can be summarized as follows:

	For the three months ended August 31		For the six months ended August 31
	2026 $	2025 $	2026 $	2025 $
Share based compensation	722,137	198,820	1,533,069	436,376
Management fees	45,500	—	71,000	—
Financing fees	—	232,804	—	332,578
	767,637	431,624	1,604,069	768,954

There are no amounts owed to related parties as of August 31, 2026.

Director and Management Services Agreements

The Company has director, management service or employment agreements with each of its directors and officers. Under each agreement, the consultant is issued a fixed amount of RSU’s, a combination of cash and RSUs, or salary.

For the six months ended August 31, 2026, ExpoWorld Ltd. (with John Passalacqua as principal) received $832,253 (2025 - $185,511) in share based compensation comprised of options and RSUs. Mr. Passalacqua is the CEO and a director.

For the six months ended August 31, 2026, POF Capital Corp. (with Bennett Kurtz as principal) received $254,362 in fees comprised of $71,000 for management services (August 31, 2025 - $nil) in their capacity as a CAO, and $183,362 (2025 - $103,490) share based compensation comprised of options and RSUs. Mr. Kurtz is a director, and serves as the CAO, CFO, Corporate Secretary of the Company.

For the six months ended August 31, 2026, Z Six Financial Corporation (with Laurence W. Zeifman and his spouse as the shareholders) received $252,477 in share based compensation (2025 - $71,169) comprised of options and RSUs. Mr. Zeifman serves as Chairman, independent director, Chair of the Audit Committee and as a member of the Compensation Committee of the Company.

For the six months ended August 31, 2026, Peter Nicholson and WPCD Inc. received $203,382 in share based compensation (2025 - $49,715) comprised of options and RSUs. Mr. Nicholson serves as independent director, Chair of the Compensation Committee and as a member of the Audit Committee of the Company.

For the six months ended August 31, 2026, Peter Kent Investments (with Peter Kent as principal) received $61,595 in share based compensation (2025 - $nil) comprised of options and RSUs. Mr. Kent serves as independent director, and as a member of the Audit Committee of the Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions. The Company's critical accounting judgements and key sources of estimation uncertainty are described in note 3(c) of the annual financial statements for the year ended February 28, 2026 and were applied in the interim financial statements (note 4). The estimates discussed below are those that require assumptions about highly uncertain matters and where reasonably possible changes could materially affect the Company's financial position or performance. The Company has one reportable segment, so this discussion applies to the Company as a whole.

Impairment of exploration and evaluation assets

Exploration and evaluation assets of $3,638,061 are assessed for impairment at least annually and whenever facts and circumstances suggest that the carrying amount may exceed the recoverable amount, being the higher of fair value less costs to sell and value in use. The assessment depends on assumptions about whether exploration rights remain in good standing, whether substantive exploration is planned, exploration results and the availability of financing. These are highly uncertain because no property has yet established mineral reserves.

Government grants and tax credits recoverable

At August 31, 2026, tax credits/grants receivable totalled $5,011,536, including mining tax credits of $2,336,013 and government grants of $1,463,356, and the Company recognized $2,196,511 of government grant income in the six months. Mining tax credits are recognized as a reduction of exploration costs, and grants as income, when there is reasonable assurance that the Company will comply with the related conditions and that the amounts will be received. Management estimates which expenditures are eligible under each program and under Quebec tax legislation, and claims remain subject to review by the funding agencies and Revenu Québec.

Grant income is expected to increase as eligible spending grows under the NRCan agreement (to March 31, 2028) and the First and Last Mile Fund agreements (to March 31, 2029 and March 31, 2030). The $14,272,458 still available under the NRCan agreement has not been accrued.

Valuation of share-based payments

Share-based compensation was $2,406,412 in the six months ended August 31, 2026. Options and finders' warrants are valued using the Black-Scholes option pricing model, which requires subjective assumptions, principally expected volatility, expected life, and forfeiture rate. RSUs are measured at the closing share price on the grant date, net of estimated forfeitures. Volatility is based on the Company's historical share price, which has been volatile.

Changes in estimates and other areas

There were no changes in the methodology or key assumptions for the Company's critical accounting estimates in fiscal 2025, fiscal 2026, or the six months ended August 31, 2026. In fiscal 2026, the remaining $332,578 of prepaid financing expense was expensed when the related credit facility expired unused on December 29, 2025, with no effect on total financing expense for the year. A material uncertainty related to going concern was disclosed at February 28, 2025; following equity financings, the Company concluded at February 28, 2026 and August 31, 2026 that it had adequate financing for the next twelve months. The presentation of government grants on a gross basis from March 1, 2026 is a change in accounting policy, not an estimate.

Income taxes, lease liabilities, the bridge loan, the investment in IPL, shares issued for non-cash consideration and going concern are not considered critical accounting estimates because the amounts are not material or the matters involve judgement rather than estimation.

FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash and investments at FVTPL and restricted cash and accounts payable at amortized cost. The carrying values of these instruments approximate their fair values due to their short term to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The following table sets forth the Company’s financial assets measured at fair value by levels within the fair value hierarchy:

	As at August 31, 2026
	Level 1 $	Level 2 $	Level 3 $	Total $
Cash and cash equivalents	19,949,271			19,949,271
Long-term investments			173,790	173,790

The investments in Level 3 include the investment in privately held companies that are not quoted on an exchange. Management believes that the price of the shares in the investee’s most recent private placement approximates the fair value.

The Company is exposed in varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to a significant credit risk as its maximum exposure relates to cash and restricted cash totaling $20,039,271. The Company mitigates the credit risk of cash by depositing with only reputable financial institutions. The Company also assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company as at August 31, 2026, has $19,949,271 in cash and cash equivalents and $90,000 in restricted cash and $2,651,514 in financial liabilities, consisting of $1,774,867 in accounts payable and accrued liabilities, $129,401 in lease liabilities, and $747,246 in bridge loans, which represents the Company's maximum exposure to liquidity risk.

The following table summarizes the Company’s financial liabilities as at August 31, 2026:

Financial liabilities	Due ≤ 1 year $	Due 1–5 years $	Total carrying amount $
Accounts payable and accrued liabilities	1,774,867	—	1,774,867
Lease liabilities	89,475	39,926	129,401
Bridge loan	—	747,246	747,246
Total	1,864,342	787,172	2,651,514

The above table presents undiscounted contractual cash flows; totals therefore exceed carrying amounts by the related future interest. The bridge loan is repayable in cash, together with simple interest at 6% per annum, only if the Company does not proceed to positive production Decision. As of August 31, 2026, the Company has sufficient working capital to satisfy its financial liabilities.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices. The Company is not exposed to material market risk.

a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a change in the interest rate is low, as the Company has no investments or liabilities with variable interest rates.

b)	Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of the Company’s financial instruments will fluctuate as a result of changes in foreign exchange rates. As of August 31, 2026, a portion of the Company’s financial assets, comprising long-term investments, are held in Great British Pound (“GBP”). A 1% change in the exchange rate would result in a change of net loss or gain by $1,738 In addition, a portion of the Company’s financial liabilities, comprising bridge loans, are held in Euro (“EUR”). 1% change in the exchange rate would result in a change of net loss or gain by $7,472 The impact of fluctuations in foreign exchange rates is not significant and, accordingly, a sensitivity analysis has not been provided.

c)	Price risk

Price risk is related to equity and commodity price risks. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. As the Company holds no significant equity or commodity related investments or assets, the Company has minimal exposure to price risk.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

On August 10, 2026, the Company's American Depositary Receipts began trading on the Nasdaq Global Market. As a result, the Company became a "non-venture issuer" as defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109").

As permitted by section 5.5 of NI 52-109 for the first interim period ending after an issuer becomes a non-venture issuer, the Company's Chief Executive Officer and Chief Financial Officer (the "Certifying Officers") have filed interim certificates in Form 52-109F2 – IPO/RTO for the interim period ended August 31, 2026. These certificates do not include representations on the design of disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"). In particular, the Certifying Officers do not make any representations relating to the establishment and maintenance of: controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Certifying Officers are responsible for ensuring that processes are in place to give them sufficient knowledge to support the representations in their certificates. Investors should be aware that inherent limitations on the Certifying Officers' ability to design and implement DC&P and ICFR on a cost-effective basis may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Management is designing DC&P and ICFR to meet the requirements that apply to non-venture issuers, using the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Beginning with the interim period ending November 30, 2026, the Certifying Officers expect to certify the design of DC&P and ICFR in Form 52-109F2. For the year ending February 28, 2027, they expect to certify both the design and the operating effectiveness of DC&P and ICFR in Form 52-109F1.

RISK FACTORS

The Company’s risk factors are substantially unchanged from and should be read in conjunction with the Company’s MD&A for the year ended February 28, 2026. These risk factors are those that the Company currently believes to be material, but they are not the only ones it faces. If any of the risks identified by the Company, or any other risks and uncertainties that the Company has not yet identified or that it currently considers not to be material, actually occur or become material risks, the Company’s business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could be materially and adversely affected.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, the objectives, goals, strategies, beliefs, intentions, plans, estimates and outlook of the Company.

Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "continue", "intend", "aim", "plan", "budget", "goal", "estimate", "forecast", "foresee", "close to", "target", "potential" or negative versions thereof and similar expressions, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward looking statements are based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate in the circumstances. Any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking statements. Statements containing forward-looking statements are not historical facts but instead represent management's expectations, estimates and projections regarding future events or circumstances and are subject to change. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on such statements.

The forward-looking statements in this MD&A include, among other things, statements relating to the Company's business objectives and milestones; statements concerning the Company's plans at the Properties; requirements for and availability of additional capital; the Company's business plans and strategies; the Company's expectations regarding the Company's future results, including, among others, revenue, expenses, expenditures, operations, and use of future cash flow; expectations regarding the potential mineralization, geological merit and economic feasibility of the Company’s projects; mineral exploration and exploration program cost estimates; expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations; receipt and timing of exploration and exploitation permits and other third-party approvals; government regulation of mineral exploration and development operations; expectations regarding any social or local community issues that may affect planned or future exploration and development programs; expectations surrounding global economic trends and technological advancements; and key personnel continuing their employment with the Company.

The forward-looking statements in this MD&A also include future budgets for the Company and its business which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”). It has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of the Company and its business and properties, assuming, among other things, no additional financing, engineering, feasibility and permitting costs are presented net of expected government contributions, and excludes non-cash items and no additional funding allocated to the First Saguenay Project. These projections are provided to describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same additional assumptions, uncertainties, risk factors and qualifications as set forth herein.

In making the forward-looking statements in this MD&A, the Company has made several assumptions, including, but not limited to, assumptions concerning: the accuracy of geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis and metallurgical testing that are involved in the calculation of mineral reserves and mineral resources; that engineering and construction timetables and capital costs for the Company's development and expansion projects are correctly estimated not affected by unforeseen circumstances; that the Company is able to obtain financing for its proposed operations on reasonable terms; that there is no material deterioration in general business and economic conditions; no material delays in obtaining permits and other approvals; there being no significant disruptions affecting the activities of the Company or its ability to access required project equipment and services, and operating supplies in sufficient quantities and on a timely basis; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the Company’s ability to complete its exploration and development programs consistent with its expectations; commodity price expectations including assumptions for P205; the Company’s relationship with First Nations and other Indigenous parties remaining consistent with the Company’s expectations; the Company’s relationship with other third party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations.

Actual results may differ materially from those expressed or implied in the forward-looking statements contained in this AIF. The Company anticipates that subsequent events and developments may cause the Company's views to change. Factors which could cause results or events to differ from current expectations include, among other things: Limited Operating History; the Company’s Size and Resources; Negative Cash Flow and Dependence on Additional Financing; Mineral Exploration and Development; Mineral Resources and Reserve Estimates; Capital Requirements for Development; Title; Indigenous Title and Land Claims; Infrastructure; Mining and Processing Operations; the Development and Operation of Processing and Manufacturing Facilities; Third Party Suppliers; Production of Battery-Grade Precursor Materials; the Availability of Supplies and Equipment; Dependence on Outside Parties; Permits, Licenses, Approvals and Regulatory Compliance; Reputation; Land Reclamation; Health and Safety; Insurance Coverage; Changes in Battery Technology; Commodity Prices and Revenue Fluctuations; Competition in Precursor Materials Markets; Intellectual Property and Processing Technology; Non-Canadian Investors; Foreign Private Issuer Status; Share Price Volatility; Dilution and the Future Sale of Securities; Dividends; Geopolitical Uncertainty; Global Financial Conditions; Uncertain Trade Policies; Key Personnel; Personnel Recruitment and other factors not currently viewed as material that could cause actual results to differ materially from those described in the forward-looking statements. If any of these risks or uncertainties materialize, or if the opinions, estimates, or assumptions underlying the forward-looking statements prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking statements. When relying on forward-looking statements to make decisions with respect to the Company, carefully consider these risk factors and other uncertainties and potential events. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those factors are described in the Company’s other filings with Canadian and United States securities authorities, all of which are available on SEDAR+ at www.sedarplus.com.

Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other risk factors not presently known to the Company or that it does not presently believe are material that could also cause actual results or future events to differ materially from those expressed in such forward-looking statements. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements, which speak only as of the date made. The forward-looking statements contained in this AIF represent the Company's expectations as of the date of this MD&A (or as the date they are otherwise stated to be made) and are subject to change after such date. The Company undertakes no obligation to update or revise any forward-looking statement, except as required by law.

Information set forth in this MD&A may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; reliance on key personnel; the potential for conflicts of interest among certain officers, directors, or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified in the “Risk Factors” section of this MD&A or other reports and filings with applicable Canadian and United States securities regulators.

Forward-looking information and statements included throughout this MD&A are based on a number of factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect, including, but not limited to, assumptions about the geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis that are involved in the calculation of mineral reserves and mineral resources; expectations regarding industry trends, overall market growth rates and the Company's growth rates and growth strategies; that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign currency exchange rates; that the supply and demand for, deliveries of, and the level and volatility of prices of precious and base metals; that the Company receives regulatory and governmental approvals for its development projects and other operations on a timely basis; feasibility of mine and plant development; the Company's business plans and strategies; expenditure and financing requirements; that the Company is able to obtain financing for its development projects on reasonable terms; the Company's ability to execute on its strategic growth priorities and to successfully integrate acquisition targets; that the Company is able to procure exploration equipment and services, and operating supplies in sufficient quantities and on a timely basis; that engineering and construction timetables and capital costs for the Company's development and expansion projects are not incorrectly estimated or affected by unforeseen circumstances; exploration and development risks, that unforeseen changes to the political stability or government regulation in the country in which the Company operates do not occur; the Company's ability to retain key personnel; and that the Company maintains its ongoing relations with its employees, affected communities, business partners and joint venturers.

Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not intend, and does not assume any obligation, to update or revise these forward-looking statements, except as required pursuant to applicable securities laws.